================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                              ____________________


                                   FORM 11-K
                                 ANNUAL REPORT

                              ____________________


                        Pursuant to Section 15(d) of the

                        Securities Exchange Act of 1934


                              ____________________


                     For the Period Ended October 1, 1999


                             _____________________


        JONES INTERCABLE, INC. ET AL DEFINED CONTRIBUTION TRANSFER PLAN

                          Commission File No. 33-52813

                             ______________________


        Jones Intercable, Inc. et al Defined Contribution Transfer Plan
                            9697 East Mineral Avenue
                              Englewood, CO  80112
                                 (303) 705-3420
   (Name of issuer of securities held pursuant to the plan and address of its principal executive office)

================================================================================

                         JONES INTERCABLE, INC. ET AL
                         ----------------------------

                      DEFINED CONTRIBUTION TRANSFER PLAN
                      ----------------------------------


                FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
                ----------------------------------------------

                     OCTOBER 1, 1999 AND DECEMBER 31, 1998
                     -------------------------------------


                               TABLE OF CONTENTS
                               -----------------


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                     1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Plan Benefits as of
     October 1, 1999 and December 31, 1998                                   2

  Statement of Changes in Net Assets Available for Plan Benefits for the
     Period from January 1, 1999 through October 1, 1999                     3

NOTES TO FINANCIAL STATEMENTS                                              4-7

SUPPLEMENTAL SCHEDULE:

  Schedule I: Item 27d-Schedule of Reportable Transactions for the
     Period from January 1, 1999 through October 1, 1999                     8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of the
   JONES INTERCABLE, INC. et al DEFINED
     CONTRIBUTION TRANSFER PLAN:

We have audited the accompanying statements of net assets available for plan benefits of the JONES INTERCABLE, INC. et al DEFINED CONTRIBUTION TRANSFER PLAN (the "Plan") as of October 1, 1999 and December 31, 1998, and the related statement of changes in net assets available for plan benefits for the period from January 1, 1999 through October 1, 1999. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further discussed in Note 1, the Plan was merged into the Comcast Corporation Retirement-Investment Plan effective October 1, 1999.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of October 1, 1999 and December 31, 1998, and the changes in net assets available for plan benefits for the period from January 1, 1999 through October 1, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of reportable transactions for the period from January 1, 1999 through October 1, 1999, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP

Denver, Colorado,
   March 24, 2000.

                          JONES INTERCABLE, INC. ET AL
                          ----------------------------

                       DEFINED CONTRIBUTION TRANSFER PLAN
                       ----------------------------------


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
              ----------------------------------------------------

                  AS OF OCTOBER 1, 1999 AND DECEMBER 31, 1998
                  -------------------------------------------



                                                                    October 1,     December 31,
                                                                       1999            1998
                                                                    ---------        --------
INVESTMENTS (Notes 1, 2 and 3)-
  Pooled separate accounts                                          $    -           $494,672
  Unallocated insurance contracts                                        -            184,317
  Participant loans                                                      -             24,838
                                                                    ---------        --------
        Total investments                                               -             703,827
                                                                    ---------        --------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                              $   -            $703,827
                                                                    =========        ========

        The accompanying notes are an integral part of these statements.

                          JONES INTERCABLE, INC. ET AL
                          ----------------------------

                       DEFINED CONTRIBUTION TRANSFER PLAN
                       ----------------------------------


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
         --------------------------------------------------------------

          FOR THE PERIOD FROM JANUARY 1, 1999 THROUGH OCTOBER 1, 1999
          -----------------------------------------------------------



ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income-
    Interest                                                  $ 7,522
    Loan repayment interest                                       977
    Net appreciation in fair value of investments (Note 3)      2,384
  Other                                                         1,798
                                                              -------
        Total additions                                        12,681
                                                              -------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefits and distributions paid to participants              (6,310)
                                                              -------
        Total deductions                                       (6,310)
                                                              -------
        Net increase                                            6,371

TRANSFER TO OTHER PLAN (Note 1)                              (710,198)
                                                          -----------
        Total plan activity                                  (703,827)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of period                                         703,827
                                                          -----------
  End of period                                            $     -
                                                          ===========


         The accompanying notes are an integral part of this statement.

                          JONES INTERCABLE, INC. ET AL
                          ----------------------------

                       DEFINED CONTRIBUTION TRANSFER PLAN
                       ----------------------------------


                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                     OCTOBER 1, 1999 AND DECEMBER 31, 1998
                     -------------------------------------



1.  DESCRIPTION OF THE PLAN:
    ------------------------

General
-------

The following description of the Jones Intercable, Inc. et al Defined Contribution Transfer Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

On January 1, 1996, Jones Intercable, Inc. ("JIC") established the Plan. The Plan trustee was CG Trust Company, a wholly owned subsidiary of Connecticut General Life Insurance Company ("Connecticut General"). The Plan was open to eligible employees of JIC and its subsidiaries, as well as to eligible employees of an affiliate of JIC, Jones International, Ltd., and its subsidiaries (collectively referred to as the "Employer").

The Plan was established solely for the purpose of receiving transfers of benefits from qualified retirement plans maintained by previous employers of certain acquired employees of JIC and its affiliates, and administrating and distributing those benefits to those employees who become participants in the Plan and their beneficiaries. The Plan was a frozen plan as to which no contributions or transfers shall be made except for original transfers into the Plan upon acquisition of certain employees. An employee became a participant in the Plan as of the date the Trustee received and accepted a transfer of benefits to the Plan from another plan.

Merger of the Plan
------------------

On April 7, 1999, Comcast Corporation ("Comcast") completed the acquisition of a controlling interest in JIC. As a result of this transaction, JIC became a publicly-traded subsidiary of Comcast Cable Communications, Inc., a wholly owned subsidiary of Comcast. On March 2, 2000, the shareholders of JIC approved a merger pursuant to which Comcast acquired all of the remaining shares of JIC not then owned by Comcast. As a result, JIC was merged with and into Comcast JOIN Holdings, Inc., a wholly-owned subsidiary of Comcast, on that date and Comcast JOIN Holdings, Inc. is the successor of JIC.

The Board of Directors of JIC and Comcast resolved to merge the Plan into the Comcast Corporation Retirement-Investment Plan (the "Comcast Plan") effective October 1, 1999. Effective on the merger date, all remaining assets and liabilities of the Plan became assets and liabilities of the Comcast Plan. The transfer is shown on the accompanying statement of changes in net assets available for plan benefits as "Transfer to Other Plan."

Participant Accounts
--------------------

All transfers and earnings on investments were recorded in separate accounts maintained for each participant.

Vesting and Payment of Benefits
-------------------------------

Participants were immediately 100% vested in their transfers. The entire participant account balance became payable upon termination, death, retirement or disability and could be received in a lump sum or installments, within certain limitations. Participants who attained age 59 1/2 could withdraw all or a portion of their account balance. In addition, hardship withdrawals were available under certain circumstances.

Participant Loans
-----------------

In accordance with the Plan, participants were entitled to borrow funds from their accounts under certain circumstances allowed by the Internal Revenue Service ("IRS"). The loans were limited to the lesser of $50,000 or 1/2 of the vested amount in a participant's account. The loans earned interest at prime rate plus 1/2%, and the term was not to exceed five years, unless the loan was used to acquire, construct, reconstruct or substantially rehabilitate a dwelling which is used as the principal residence of the participant, in which case the maximum term was ten years. Each loan was collateralized by the assignment of the borrower's collateral promissory note for the amount of the loan. In the event that a distribution was due to the participant borrower, the unpaid loan balance together with any interest due thereon, became due and payable and the Plan Administrator first satisfied any and all due indebtedness from the participant's account before making payment to the participant or the participant's beneficiary, if applicable. There were no loans issued during the period from January 1, 1999 through October 1, 1999.

Investment Options
------------------

Participants' accounts could be invested in the following investment portfolio accounts maintained by Connecticut General. The Plan's committee adopted a written investment policy, and the following funds were selected in accordance with that policy.

   CIGNA Guaranteed Long Term Account
   ----------------------------------

   The assets in this account were primarily invested in bonds, mortgages and real estate with fixed rates of return. Guaranteed rates of return were fixed periodically for this account.

   CIGNA Stock Market Index Account
   --------------------------------

   This account, a common stock fund, was a pooled account investing primarily in S&P 500 common stocks and futures. The investment or reinvestment of such assets was made by Connecticut General to conform the composition of the account to the composition of the S&P 500 index.

   Fidelity Growth Opportunities Account
   -------------------------------------

   This account was a Connecticut General separate account that invested wholly in the Fidelity Growth Opportunities Fund. This fund sought to provide capital growth by investing primarily in common stocks and securities convertible into common stock.

   Founders Balanced Account
   -------------------------

   This account was a Connecticut General separate account which invested wholly in the Founders Balanced Fund. This fund sought current income and capital appreciation by investing in individual securities that had the potential to provide superior results over time.

   Fidelity Contrafund Account
   ---------------------------

   This Fidelity account was a Connecticut General separate account which invested wholly in the Fidelity Contrafund. This fund sought capital appreciation by focusing on companies that were currently out of public favor.

   INVESCO Dynamics Account
   ------------------------

   This account was a Connecticut General separate account which invested wholly in the INVESCO Dynamics Fund. This fund sought capital appreciation through an aggressive investment approach. The fund invested in a multitude of companies in various industries, thus sought to achieve better-than-average capital growth.

   Janus Worldwide Account
   -----------------------

   This account was a Connecticut General separate account which invested wholly in the Janus Worldwide Fund. This fund sought long-term growth of capital in a manner consistent with the preservation of capital by investing in foreign as well as domestic securities.


2. SUMMARY OF ACCOUNTING POLICIES:
   -------------------------------

Basis of Accounting
-------------------

The accompanying financial statements of the Plan were prepared using the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

New Accounting Pronouncement
----------------------------

In 1999, the Accounting Standards Executive Committee of the American Institute of Public Accountants issued Statement of Position 99-3 "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" ("SOP 99-3") which eliminates the requirement for a defined contribution plan to disclose participant directed investment programs. SOP 99-3 was early adopted for the accompanying financial statements, and as such, the 1998 financial statements have been appropriately reclassified to eliminate the participant directed fund investment program disclosures.

Valuation of Investment Contracts
---------------------------------

Investments in the CIGNA Guaranteed Long Term Account were fully benefit-responsive and were carried at contract value. Contract value represents contributions made, plus interest at the contract rate and transfers, less distributions. Under the terms of the investment contracts, the crediting interest rate was determined semi-annually based on the insurance company's applicable rate schedule. The average yield of the investment contracts for the period from January 1, 1999 through October 1, 1999 was 6.05%. The crediting interest rate for the investment contracts held as of December 31, 1998 was 5.85%. The crediting interest rate for the period from January 1, 1999 through October 1, 1999 was 5.65%. The fair value of the investment contracts held as of December 31, 1998 approximated contract value.

Investments and Income Recognition
----------------------------------

Investments were carried at fair value, with the exception of the CIGNA Guaranteed Long Term Account, which was valued at contract value as noted above. Net appreciation/depreciation in the fair value of investments was determined as the difference between market value at the beginning of the year (or date purchased during the year) and selling price or year end market value. Cost in the supplemental schedule was determined based on the original cost to acquire the asset.

Expenses
--------

All costs incurred in the administration of the Plan were paid by the Employer.

Benefits
--------

Benefits were recorded when paid.

3. INVESTMENTS:
   ------------

The cost basis of the Plan's investments was $520,315 as of December 31, 1998. The fair market value of individual investments that represent 5% or more of the Plan's net assets as of December 31, 1998 was as follows:

     CIGNA Guaranteed Long Term Account       $184,317
     CIGNA Stock Market Index Account           69,408
     Fidelity Growth Opportunities Account     359,637
     Fidelity Contrafund Account                35,530


During the period from January 1, 1999 through October 1, 1999 the Plan's investments in pooled separate accounts (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,384.

4. FEDERAL INCOME TAXES:
   ---------------------

The Plan received a determination letter from the IRS dated June 20, 1997 in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC") and that the trust established under the Plan was tax exempt. The Plan sponsor is of the opinion that the Plan continued to comply in form and operation with the applicable requirements of the IRC.

5. RELATED PARTY TRANSACTIONS:
   ---------------------------

Certain Plan investments were pooled separate accounts and unallocated insurance contracts managed by Connecticut General. CG Trust Company was the trustee as defined by the Plan and, therefore, a party-in-interest to the Plan.

6.  PLAN TERMINATION:
    -----------------

JIC had the right to terminate the Plan subject to the provisions of ERISA.  See
Note 1 for discussion of the merger of the Plan.

                                                                      SCHEDULE I



                          JONES INTERCABLE, INC. ET AL
                          ----------------------------

                       DEFINED CONTRIBUTION TRANSFER PLAN
                       ----------------------------------


               ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS (a)
               --------------------------------------------------

          FOR THE PERIOD FROM JANUARY 1, 1999 THROUGH OCTOBER 1, 1999
          -----------------------------------------------------------




                                                                           Purchases                        Sales
                                                                    -----------------------  ------------------------------------
                                                                                                                       Cost
Identity of                                                           Number of    Purchase    Number of    Selling     of
Party Involved                        Description of Asset         Transactions   Price (b) Transactions  Price (b)  Asset     Gain
------------------------------------  ---------------------------  -------------- ---------- -----------  ---------  ------   ------

*Connecticut General Life Insurance
Company:                               Pooled Separate Accounts-

                                         CIGNA Stock Market
                                           Index Account              17       $154,754        2       $204,845  $204,649  $    196

                                         Janus Worldwide Account       3         63,316        1         74,682    74,682         -

                                         Fidelity Growth
                                           Opportunities Account      16          1,407        3        337,183   204,909   132,274

                                         Fidelity Contrafund
                                           Account                    18         95,395        2        126,289   126,242        47

*   Represents a party-in-interest to the Plan (Note 5).

(a) Represents transactions or a series of transactions in excess of 5% of the fair value of Plan assets at the beginning of the period.

(b) Purchase price and selling price are equal to current value on the transaction date.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                         Jones Intercable, Inc. et al Defined Contribution Transfer Plan

                         /s/ Lawrence J. Salva
March 24, 2000           -----------------------------------
                         Lawrence J. Salva
                         Senior Vice President & Chief Accounting Officer
                         (Authorized Officer)